Exhibit 2.2

July 20, 2021

Southern Fidelity Insurance Company

2750 Chancellorsville Drive

Tallahassee, Florida 32312

Attention: Byron Wells

Email: bwells@pmains.com

Cc:          Ben Carter, bcarter@pmains.com

Re:          Equity Purchase Agreement - Certain Agreements as of Closing & Amendments in Connection Therewith

Dear Byron:

Reference is hereby made to that certain Equity Purchase Agreement (the “Purchase Agreement”), dated as of April 20, 2021, entered into by and among HG Holdings, Inc., a Delaware corporation (“Purchaser”), National Consumer Title Insurance Company, a Florida corporation (“NCTIC”), National Consumer Title Group LLC, a Florida limited liability company (“NCTG” and, together with NCTIC, the “Companies” and each, a “Company”), Southern Fidelity Insurance Company, a Florida corporation (“SFIC”), Southern Fidelity Managing Agency, LLC, a Florida limited liability company (“SFMA”), and Preferred Managing Agency, LLC, a Florida limited liability company (“PMA” and together with SFIC and SFMA, each, a “Seller” and collectively, the “Sellers” and, together with Purchaser and the Companies, the “Parties” and each, a “Party”). Capitalized terms used but not defined herein have the meaning given in the Purchase Agreement.

Sellers and Purchaser are entering into this letter agreement (this “Agreement”) to memorialize certain understandings reached between them as of the Closing Date and to modify and amend the Purchase Agreement as set forth below.

1.

Section 3.1 of the Purchase Agreement specifies that the Effective Time of Closing is 12:01 a.m. on the Closing Date. Notwithstanding the foregoing, Sellers and Purchaser agree that (i) it is their intent that the economic benefits and burdens of the ownership of the Purchased Equity be transferred from the Sellers to Purchaser as of 12:01am July 1, 2021 (the “Economic Closing Date”), and, as such, that all references to the Closing Date in Section 2.4 be deemed to refer to the Economic Closing Date, and (ii) for accounting and Tax purposes, the Economic Closing Date shall be treated as the Closing Date. For all other purposes, including without limitation, the representations and warranties of the Sellers, the survival of the indemnification obligations of the Parties under Article X and the effective date of each Transaction Document delivered pursuant to the Purchase Agreement, the Effective Time shall remain 12:01 a.m. on the Closing Date. In furtherance of the foregoing, Sellers and Purchaser acknowledge and agree that for purposes of Section 7.2 of the Purchase Agreement (Tax Matters) and, as appropriate, for purposes of other provisions relating to Taxes, references to Tax periods ending prior to, on or after the Closing Date will be deemed to refer to Tax periods ending prior to, on or after the Economic Closing Date.

2.

Purchaser and Sellers hereby acknowledge that, as of the Closing Date, Sellers have not, as required by Section 6.5(a) of the Purchase Agreement, caused the Companies to purchase “tail” coverage for (a) the six (6) year period following the Closing under the Companies’ directors’ and officers’ liability, employment practices liability and fiduciary liability insurance policies and (b) the three (3) year period following the Closing under the Companies’ errors and omissions insurance policies (the “Tail Coverage Requirement”) and have allowed the policies previously held by the Companies to expire without replacement, in each case, due to unanticipated market conditions and unforeseen events involving a former executive officer of Sellers, both of which have been previously disclosed to Purchaser by Sellers. During the period from Closing until the final determination of the Purchase Price pursuant to Section 2.4 of the Purchase Agreement (estimated to be completed within 100 to 150 days of the Closing Date) (the “Extended Delivery Period”), Sellers shall continue to seek to purchase, and shall, if successful, purchase such “tail coverage” for the Companies at the sole cost and expense of the Sellers. Furthermore, Sellers shall use commercially reasonable efforts to obtain such tail coverage for each of Omega and TAV, with fifty percent (50%) of the cost of the same to be the responsibility of Sellers, consistent with their indirect ownership of such entities. Sellers acknowledge and agree that the extension of time for delivery of the Tail Coverage Requirement does not constitute a waiver of Purchaser’s rights in respect of Sellers’ breach of the covenant in Section 6.5 of the Purchase Agreement for purposes of Article X of the Purchase Agreement but shall constitute a waiver of Seller’s performance of Section 6.5 of the Purchase Agreement for purposes of the delivery of the tail coverage policies at Closing pursuant to Section 8.2(c) and the related Purchase Agreement termination rights of Purchaser in each of Section 9.1(a) and Section 9.1(b) of the Purchase Agreement. Purchaser agrees that it shall not, during the Extended Delivery Period, bring an Indemnification Claim against Sellers for breach of Section 6.5 of the Purchase Agreement. Seller agrees that Purchaser’s agreement temporarily to suspend the bringing of such an Indemnification Claim in no way constitutes a waiver of its right to do so, including with respect to any Action or actual Damages arising during such suspension period.

3.	Should Sellers fail to meet the Tail Coverage Requirement by the expiration of the Extended Delivery Period, then Sellers and Purchaser agree that:

a.

Notwithstanding Sellers’ right under Section 2.4(d) of the Purchase Agreement to receive (i) the Escrow Amount (if the Purchase Price equals or exceeds the Estimated Purchase Price) or (ii) the remaining Escrow Funds (if the amount payable to Purchaser should the Estimated Purchase Price have exceeded the Purchase Price is less than the full Escrow Amount), the Parties will not instruct the Escrow Agent to release such Escrow Funds to Sellers as the Purchase Agreement contemplates, but instead will cause the Escrow Funds to remain in escrow until the twelve (12) month anniversary of the Closing Date, unless earlier disbursed to the Purchaser Indemnified Parties in accordance with Section 4 below; and

b.

The final sentence of Section 2.2(e) of the Purchase Agreement and Sections 6.5(b)-(f) of the Purchase Agreement shall, effective as of the expiration of the Extended Delivery Period, be deleted, and Section 2.4 of the Purchase Agreement shall be deemed to have been amended to give effect to the covenant set forth in Section 3.a. above.

4.

Should Sellers fail to meet the Tail Coverage Requirement by the expiration of the Extended Delivery Period, the Parties further agree that Indemnification Claims to be paid to the Purchaser Indemnified Parties and any Actions brought in respect of TAV or Omega which relate to the period prior to Closing and are of the type which would have been covered by directors’ and officers’ liability, employment practices liability and fiduciary liability and/or errors and omissions insurance policies shall be satisfied first, from the Escrow Funds (while still held by the Escrow Agent) and thereafter, by Sellers, jointly and severally as stated in Section 10.2 of the Purchase Agreement, subject to the limitations set forth in Article X of the Purchase Agreement. SFIC and Purchaser shall deliver to the Escrow Agent joint written instructions and take such other actions as may be required pursuant to the Escrow Agreement to give effect to the agreement set forth herein.

5.

The Parties acknowledge that they have mutually agreed to cause the MSA Amendment to be dated as of immediately after the Closing such that the post-Closing officers of NCTIC shall sign the MSA Amendment on NCTIC’s behalf while the same officer who would have signed the MSA Amendment prior to Closing (for delivery at Closing) shall sign on behalf of PMA. The Parties have delivered their respective signatures into escrow, to be released immediately post-Closing. Sellers jointly and severally covenant and agree to indemnify Purchaser from and against any Damages which may arise should PMA for any reason fail to release its signature to the MSA Amendment as contemplated hereby.

Each Party represents and warrants that this Agreement has been duly executed and delivered by such Party and constitutes the legal, valid and binding obligation of such Party, enforceable in accordance with the terms hereof. Except as amended herein, the Purchase Agreement continues in full force and effect in accordance with its terms.

[signatures on following page]

Sincerely,

HG HOLDINGS, INC.

By: /s/ Steven A. Hale II

Name:   Steven A. Hale II

Title:     Chief Executive Officer

Agreed and Acknowledged by Sellers this 20th day of July, 2021:

SOUTHERN FIDELITY INSURANCE COMPANY

By: /s/ Justin H. Edenfield
Name: Justin H. Edenfield
Title: Co-Chief Executive Officer

SOUTHERN FIDELITY MANAGING AGENCY, LLC

By: /s/ Justin H. Edenfield
Name: Justin H. Edenfield
Title: Co-Chief Executive Officer

PREFERRED MANAGING AGENCY, LLC

By: /s/ Justin H. Edenfield
Name: Justin H. Edenfield
Title: Co-Chief Executive Officer